Exhibit 99.2

Investor Relations	Media Relations
Monish Bahl CDC Software 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Software 678-259 8631 lgasper@cdcsoftware.com

CDC Software Named to Prestigious Food Logistics 100 List of Top Software and Technology
Providers

ATLANTA — December 20, 2011 — CDC Software Corporation, a global enterprise software provider of on-premise and cloud deployments, today announced it was recently named to the FL100, Food Logistics Magazine’s eighth-annual listing of the top technology suppliers in the grocery and foodservice distribution supply chain market.

Each year, the editors of Food Logistics recognize 100 software and technology providers that better enable grocery and foodservice distributors and manufacturers to realize their business goals. This year, the publication focused on solution providers that are helping their customers differentiate themselves in the marketplace, while simultaneously facilitating improved safety and traceability throughout the supply chain. CDC Software and the other recipients are featured in the November/December 2011 issue of Food Logistics, as well as in the online version of the publication.

“With the passage of the FDA’s landmark Food Safety and Modernization Act, the entire food and beverage sector is under increased pressure to improve safety and traceability throughout the supply chain,” notes Lara L. Sowinski, editor-in-chief at Food Logistics.
“In addition, the ongoing globalization of food supply chains demands closer collaboration with suppliers and enhanced visibility from farm to fork. Technology is a powerful tool that can ensure compliance, mitigate risk, and serve as a market differentiator in today’s highly competitive environment.”

“It is an honor to be recognized again in this prestigious listing as a top solution provider for the food industry,” said Sherri Rodriguez, president of Ross Systems, a subsidiary of CDC Software. “CDC Software has a deep portfolio of solutions for food enterprises that include ERP, Manufacturing Operations Management, Supply Chain and Logistics. For example, CDC Software’s Ross ERP solution has addressed the evolving compliance and food safety requirements of food enterprises for more than 20 years. Ross ERP enables standard processes to be documented and all operations and results to be tracked in order to support a food enterprise’s most stringent reporting and regulatory requirements. Ross ERP’s Trace Express application, with end-to-end bi-directional lot traceability, allows food enterprises to respond quickly and accurately, in minutes, not hours or days, to regulatory inquiries and mock-recall scenarios. It is this deep traceability and compliance functionality in Ross ERP that facilitates food safety in a food enterprise’s supply chain and which highlights why CDC Software was listed in this year’s FL100.”

About Food Logistics

Food Logistics is published by Cygnus Business Media, a leading diversified business-to-business media company. The publication serves the information needs of executives involved in various aspects of the food, beverage, and consumer packaged goods supply chain. Through our print and online products, we provide news, trends, and best practices that help more than 24,000 grocery and foodservice suppliers, distributors, and retailers make better business decisions. Visit us online at www.foodlogistics.com.

About CDC Software

CDC Software, The Customer-Driven Company™, is a global enterprise software provider of on-premise and cloud deployments.  Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, and enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions. CDC Software’s acquisitions are part of its “integrate, innovate and grow” strategy.  Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to approximately 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include those relating to our beliefs about how our products address compliance and food safety, our beliefs regarding the market potential for our solutions, our beliefs on the meaning of being recognized by this listing; and the expected benefits thereof, and other statements we may make. Such statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; risks related to our ability to develop and market successful products and services; the entry of new competitors and their technological advances; the possibility of development or deployment difficulties or delays; the risk of changing regulatory requirements; and risks related to the continued listing of our shares on NASDAQ. In addition, please refer to the CDC Software’s recent filings with U.S. Securities and Exchange Commission (the “SEC”) on Forms 6-K. These filings identify and address other important risk factors. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of this press release, and you are cautioned not to place undue reliance on any forward looking statements, which speak only as of the date of this press release. Results may vary from customer to customer, based upon particular facts and circumstances. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.